Britt Vitalone	Executive Vice President and Chief Financial Officer

April 2, 2021

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	McKesson Corporation

Form 10-K for the Fiscal Year Ended March 31, 2020

Filed May 22, 2020

File No. 001-13252

Dear Staff of the Office of Trade & Services:

On behalf of McKesson Corporation (the “Company”), we are responding to the comment letter from you (the “Staff”) dated March 22, 2021 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the year ended March 31, 2020 (the “2020 Form 10-K”). We have recited the comments contained in the Comment Letter in bold type below and have set forth the Company’s response below the text of each comment.

Annual Report on Form 10-K filed May 22, 2020

Part III. Item 11. Executive Compensation, page 127

1.

We note that you repurchased common stock in fiscal year 2020 and that your Executive Compensation Program uses Adjusted EPS, Three-year Cumulative Adjusted EPS, and Relative TSR as compensation measures. In future filings, please discuss if and how your share repurchases affect the manner in which the Compensation Committee sets the relevant targets used in your Executive Compensation Program and determines whether such targets were met.

Response – The Company respectfully acknowledges the Staff’s comment and will include appropriate disclosure in future filings.

McKesson Corporation

6555 North State Highway 161

Irving, TX 75039

www.mckesson.com

Division of Corporation Finance Office of Trade & Services April 2, 2021

Exhibit 4.13

Description of the Company’s Securities, page 133

2.

We note that Article XI of your Amended and Restated Bylaws include an exclusive forum provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please confirm that, in future filings, you will revise your description of securities to include a description of your exclusive forum provision. Also, in future filings, please describe any risks or other impacts of the provision on investors, address any uncertainty about the enforceability of the provision, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response – The Company respectfully acknowledges the Staff’s comments and will include appropriate disclosure in future filings.

We trust the foregoing response sufficiently addresses the Staff’s comments. If you have any questions or require additional information, please do not hesitate to contact either Michele Lau, SVP, Corporate Secretary, Associate General Counsel – Corporate, Governance & Transactions, at (415) 601-5916, or me at (415) 983-8882. Thank you for your assistance.

Sincerely,

/s/ Britt J. Vitalone
Britt J. Vitalone
Executive Vice President and Chief Financial Officer

cc:	Cara Wirth, U.S. Securities and Exchange Commission

Daniel Morris, U.S. Securities and Exchange Commission

Lori Schechter, McKesson Corporation

Michele Lau, McKesson Corporation

James Brashear, McKesson Corporation